February 19, 2014	Lisa M. Kahle
T +1 (415) 315-6320
F +1 (415) 315-6033
lisa.kahle@ropesgray.com

Via EDGAR and Federal Express

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

Form 8-K dated January 13, 2014

Filed January 17, 2014

File No. 001-15803

Dear Mr. Rosenberg:

On behalf of Avanir Pharmaceuticals, Inc. (“Avanir”), we are responding to the Staff’s letter dated February 12, 2014 (the “Comment Letter”), relating to the above-referenced filings on Form 10-K and Form 8-K. Avanir is in the process of scheduling internal meetings with management and the Audit Committee of the Board of Directors to discuss and prepare substantive responses to the Comment Letter. Accordingly, Avanir will provide substantive responses to the Comment Letter within 20 business days of February 12, 2014 (i.e., no later than March 13, 2014).

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Lisa M. Kahle

Lisa M. Kahle

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.

Ryan A. Murr, Ropes & Gray LLP